         NOTICE OF ANNUAL AND

         SPECIAL MEETING OF SHAREHOLDERS

You are invited to attend the 2023 annual and special meeting of shareholders of Gildan. Please note that this will be a virtual meeting by live audio webcast to make the meeting more accessible to all shareholders and to maximize shareholder attendance.

When 10:00 a.m. EDT May 4, 2023	Where https://web.lumiagm.com/417909524

Items of business

1.	Receive the annual consolidated financial statements for the fiscal year ended January 1, 2023
2.	Appoint the auditors
3.	Elect the directors
4.	Approve, ratify, and renew our shareholder rights plan
5.	Approve amendments to our LTIP
6.	Have a say on our approach to executive pay
7.	Consider the shareholder proposal set out in Appendix E of the management information circular
8.	Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on March 6, 2023 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to participate in the meeting, where registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.

Your vote is important, so please remember to vote your shares. Voting information begins on page 9 of the attached management information circular.

We look forward to hosting you at our virtual meeting on May 4, 2023.

Michelle E. Taylor

Vice President, General Counsel and Corporate Secretary

Montréal, Québec, Canada

March 6, 2023

Questions?

Contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-6813 (toll-free within North America) or 1-416-867-2272 (collect call outside North America). You can also e-mail them at contactus@kingsdaleadvisors.com.

HOW TO ACCESS THE MEETING MATERIALS

We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2023 annual and special meeting of shareholders to our registered and non-registered shareholders. This includes the 2023 management information circular and our audited annual consolidated financial statements for the year ended January 1, 2023. These documents are available on our website (www.gildancorp.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Online access to the materials reduces paper and mailing costs.

Your package includes a copy of this notice and a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). If you are a non-registered shareholder and object to your intermediary disclosing your share ownership information to us, you will not receive these materials unless your intermediary assumes the cost of delivery.

If you would like to receive a printed copy of our 2023 management information circular and 2022 audited financial statements before the meeting, please call 1-866-964-0492 (toll-free in North America) or 1-514-982-8716 (outside North America) and a copy will be sent to you free of charge

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	7